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                                                                    EXHIBIT 99.1


Contact:
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Sondra Henrichon
Director, Investor Relations and Corporate Communications
AltaRex Corp.
(781) 672-0138  ext. 228
shenrichon@altarex.com
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www.altarex.com / info@altarex.com


FOR IMMEDIATE RELEASE
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        ALTAREX ANNOUNCES CLOSING OF C$1.2 MILLION OVER-ALLOTMENT OPTION

WALTHAM, MA, AUGUST 31, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF), a developer of antibody-based cancer therapeutics, announced today that it has closed the sale of 1,380,000 shares, at C$0.85 per share, for gross proceeds of C$1.2 million. These shares were issued pursuant to the exercise of an over-allotment option granted to HSBC Securities (Canada) Inc., the lead agent for the Company's recently completed C$7.8 million Common Share offering.

AltaRex Corp. is an antibody-based company focused on the development and commercialization of cancer therapeutics. The Company's proprietary platform technology is designed to enhance the ability of the human immune system to produce its own anti-tumor response. The Company has identified five product candidates for clinical evaluation with OvaRex(TM) MAb in late-stage clinical development.

Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.ovariancanada.org and at

www.ovarian.org.
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This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective and early clinical trial results, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

         NEITHER THE ONTARIO SECURITIES COMMISSION NOR THE TORONTO STOCK
       EXCHANGE HAVE APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED
                                     HEREIN.

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